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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 66656

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fidus Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 West Trade St., Suite 1800
(No. and Street)

Charlotte (City) North Carolina (State) 28202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert L. Kreidler, Jr. 704-334-2443
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

201 South College St., Suite 2500 (Address) Charlotte (City) North Carolina (State) 28244 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert L. Kreidler, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidus Securities LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Registered Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of contents



Audit • Tax • Advisory
Grant Thornton LLP
4140 ParkLake Avenue, Suite 130
Raleigh, NC 27612-3723
T 919.881.2700
F 919.881.2795
www.GrantThornton.com

Report of Independent Certified Public Accountants

To the Member of
Fidus Securities, LLC:

We have audited the accompanying statement of financial condition of **Fidus Securities, LLC** (a limited liability company), as of December 31, 2009, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fidus Securities, LLC as of December 31, 2009, and the results of its operations and cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Raleigh, North Carolina
February 26, 2010

Statement of financial condition

December 31	2009
	$
Assets:	
Cash and cash equivalents	504,001
Prepaid expenses	711
Total assets	504,712
Liabilities and member's equity:	
Due to member	274,315
Other liabilities	425
Total liabilities	274,740
Member's equity	229,972
Total liabilities and member's equity	504,712

The accompanying notes are an integral part of this financial statement.

Statement of operations

For the year ended December 31	2009
	$
Revenues:	
Fees	1,050,330
Reimbursed expenses	52,262
Other	1,469
Total revenues	1,104,061
Expenses:	
Office services allocations from Member	1,622,003
Project-related expenses	47,739
Professional fees	29,925
Business licenses and fees	30,008
Other	6,548
Total expenses	1,736,223
Net loss	(632,162)

The accompanying notes are an integral part of this financial statement.

Statement of changes in member's equity

	Amount
	$
Member's equity, December 31, 2008	322,134
Forgiveness of expenses by member	540,000
Net loss	(632,162)
Member's equity, December 31, 2009	229,972

The accompanying notes are an integral part of this financial statement.

Statement of cash flows

For the year ended December 31	2009
	$
Cash flows used in operating activities:	
Net loss	(632,162)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in prepaid expenses	711
Increase in other liabilities	(272)
Decrease in deferred revenue	(25,000)
Increase in due to member	716,152
Net cash used in operating activities	59,429
Net increase in cash	59,429
Cash and cash equivalents, beginning of year	444,572
Cash and cash equivalents, end of year	504,001

The accompanying notes are an integral part of this financial statement.

Notes to financial statements

1 Summary of Operations and Significant Accounting Policies

Operations

Fidus Securities, LLC (the Company) is a limited liability company that operates as a registered broker-dealer. As a registered broker-dealer, the Company primarily represents clients in merger and acquisition-related activities composed principally of sell-side transactions structured as the sale of corporate stock or other securities to institutional or corporate acquirers. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (formerly the National Association of Security Dealers) and the Securities Investor Protection Corporation. Management has evaluated subsequent events for disclosure or recognition up to the time of filing these financial statements on February 26, 2010.

Use of Accounting Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash

The Company maintains cash deposits with financial institutions which, at times, may exceed federally insured limits. The Company considers liquid financial instruments with original maturities of 90 days or less to be cash equivalents.

Revenue recognition

The Company recognizes revenue from investment banking transactions when earned. Success-based transaction fees are typically earned at the date the client's enterprise is successfully sold to a buyer. Advisory, retainer and other fees, including non-refundable fees, are typically earned throughout a client engagement as services are performed. To the extent client funds are received prior to being earned, such amounts are deferred and accounted for as deferred revenue.

Income Taxes

The Company is organized as a limited liability company, and accordingly is considered to be a disregarded entity for income tax purposes. Accordingly, no provision for federal or state income taxes has been made in the accompanying financial statements, as the member includes the Company's taxable income or loss in its income tax returns. The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (ASC 740-10, as codified), for the year ended December 31, 2009. There was no impact to the Company's financial statements due to this adoption.

2 Related-party Transactions

The Company is a wholly owned subsidiary of Fidus Partners, LLC (the Member) and was established to process certain transactions initiated by itself or its parent company that require the services of a registered broker-dealer. Only transactions that relate specifically to broker-dealer activities result in revenue being recognized by the Company. In accordance with regulatory requirements, the parent company allocates certain of its common office overhead costs to the Company in the form of an office services charge. This allocation is an amount equal to the total of all common office expenses multiplied by the revenues recognized by the Company as a percentage of all revenue recognized by the Company and its Member combined. The Company incurred $1,622,003 in such charges for the year ended December 31, 2009. The Company had an intercompany payable balance to its Member in the amount of $274,315 as of December 31, 2009, related to office services allocations from the Member. Allocations are made on a monthly basis, and are typically paid to the Member within 30 days.

During the year ending December 31, 2009, the Company's Member made payments for certain expenses on behalf of the Company, which totaled $540,000. The Member has forgiven such amounts and, thus, does not intend to be reimbursed by the Company, and accordingly these amounts have been accounted for as permanent equity contributions from the Member.

3 Securities and Exchange Commission Matters

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $229,261, which was $210,945 in excess of its required net capital of $18,316.

Reserve Requirements

The Company does not carry customer accounts. As such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(i) of that rule.

Aggregate Indebtedness

At December 31, 2009, the Company had aggregate indebtedness of $274,740, of which $274,315 was due on demand to the Member.

Supplementary schedule – Schedule I - Financial and operational combined uniform single report, Part III

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Fidus Securities, LLC as of December 31, 2009

Computation of Net Capital

1.	Total ownership equity from Statement of Financial Condition		$229,972
2.	Deduct ownership equity not allowable for Net Capital		
3.	Total ownership equity qualified for Net Capital		$229,972
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital (notes payable to former stockholder)		
	B. Other (deductions) or allowable credits		
5.	Total capital and allowable subordinated liabilities		$229,972
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (page 3)	$711	
	B. Secured demand note deficiency		
	C. Commodity futures contracts and spot commodities – Proprietary capital charges		
	D. Other deductions and/or charges		
	E. Total deductions and/or charges	$711	
7.	Other additions and/or allowable credits		
8.	Net capital before haircuts on securities positions		$229,261
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
	D. Undue Concentration		
	E. Other		
10.	Net Capital		$229,261

The accompanying note to this supplementary schedule is an integral part of this schedule.

Supplementary schedule – Schedule I - Financial and operational combined uniform single report, Part III (cont'd)

Financial and Operational Combined Uniform Single Report
Part III

Broker or Dealer – Fidus Securities, LLC as of December 31, 2009

	Computation of Basic Net Capital Requirement		
11.	Minimum net capital required (6-2/3% of line 18)		$ 18,316
12.	Minimum dollar net capital requirement of reporting broker or dealer		5,000
13.	Net capital requirement (greater of line 11 or 12)		18,316
14.	Excess net capital (line 10 less 13)		210,945
15.	Excess net capital of 1000% (line 10 (Schedule I) less 10% of line 18)		201,787
	Computation of Aggregate Indebtedness		
16.	Total aggregate indebtedness liabilities		$274,740
17.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		
	C. Other unrecorded amounts		
18.	Total aggregate indebtedness		$274,740
19.	Percentage of aggregate indebtedness to net capital (line 18 divided by line 10 (Schedule 1))		120%

The accompanying note to this supplementary schedule is an integral part of this schedule.

Supplementary schedule – Schedule I - Financial and operational combined uniform single report, Part III (cont'd)

Computation of Net Capital
Supporting Schedule
December 31, 2009

	Allowable Assets	Nonallowable Assets	Total
	$	$	$
Cash and cash equivalents	504,001	-	504,001
Prepaid expenses	-	711	711
	504,001	711	504,712

The accompanying note to the supplementary schedule is an integral portion of this schedule.

Note to supplementary schedule

No material differences exist between the audited Computation of Net Capital (Schedule I) and the corresponding schedule included in the Company's unaudited December 31, 2009, Form X-17a-5 Part IIA filing, as amended.



Audit • Tax • Advisory

Grant Thornton LLP
4140 ParkLake Avenue, Suite 130
Raleigh, NC 27612-3723

T 919.881.2700
F 919.881.2795
www.GrantThornton.com

Report of Independent Certified Public Accountants on Internal Control

To the Member of
Fidus Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of **Fidus Securities, LLC** for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

Raleigh, North Carolina
February 26, 2010